Filed by: Anthem, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: WellPoint Health Networks Inc.

Commission File Number: 1-13083

TO:	All Associates

FROM:	Larry C. Glasscock, Chairman, President and CEO

DATE:	November 4, 2003

RE:	Merger Makes News: Recapping the Last Week

As you all know, it was just over a week ago that we made our historic announcement of our intention to merge with WellPoint. It was a busy week, and I want to provide you with a recap.

One of our highest priorities was communicating this exciting news to all of you as early as possible. First, we had to fulfill our obligation to publicly disclose the news via the national newswires, which we did about 6 a.m. Monday, Oct. 27. We then distributed memos and copies of the news releases to Executive Cabinet, managers and all of you via e-mail. We also sent you a voicemail. I hope you could sense my excitement about this merger from my voicemail. Managers were also provided talking points to help answer your questions to the best of our ability at this time.

Our analyst/media teleconference was made from New York City on Monday morning. WellPoint Chairman and CEO Leonard Schaeffer and Chief Financial Officer David Colby joined Mike Smith, our chief financial officer, and me for that call.

You might be interested to know that about 1,000 phone lines dialed into the call; about 260 from Anthem and nearly 120 from WellPoint.

After completing the 90-minute teleconference, we did interviews with major national and local news reporters. For the week, we tracked about 190 print and broadcast stories. Our corporate communications team responded to nearly 100 media requests for information and interviews. Stories appeared in media across the country including the Wall Street Journal, New York Times, USA Today, CNBC, Indianapolis media, many papers in Anthem and WellPoint markets and other major cities, as well as trade publications. Our merger announcement was one of the major news items of the week and we expect coverage to continue over time.

In addition, we met with almost 300 investors and had more than 100 requests for additional information.

In reviewing our stock performance for the week, it’s important to note that the entire managed care sector was down–influenced by less favorable outlooks for growth and the competitive environment by some of our peers. In addition, when a major announcement, like our merger, is made it’s not uncommon for the stock price of the company paying a premium (Anthem) to decline and the price of the company receiving a premium (WellPoint) to go up. The market determines stock prices and the market is unpredictable. The best thing we can do is maintain our focus on our customers and provide the best possible service. If we take care of our customers, then we’ll also build value for our current and future shareholders.

As we have said, we are committed to keeping you informed. There are many questions for which we simply don’t have answers yet. I hope that our past performance will assure you that we will communicate in a timely manner as best we can. In the meantime, please stay focused on your job and on taking care of our customers and others with whom we have important relationships. Many people are watching to see how we perform while we work to secure approvals and plan for integration. Remember that our mission is to improve the health of the people we serve and that customer satisfaction is of the greatest importance.

I thank you for your continued dedication and hard work.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

This document contains certain forward-looking information about Anthem, Inc. (“Anthem”), WellPoint Health Networks Inc. (“WellPoint”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and WellPoint, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Anthem and WellPoint; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem’s merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Anthem nor WellPoint undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Anthem’s and WellPoint’s various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the reporting periods of 2003.

Additional Information and Where to Find It

This document may be deemed to be solicitation material in respect of the proposed merger of Anthem and WellPoint. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement prospectus will be mailed to shareholders of Anthem and stockholders of WellPoint. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

Participants in Solicitation

Anthem, WellPoint and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Anthem’s Current Report on Form 8-K, which was filed with the SEC on October 27, 2003, contains information regarding Anthem’s participants and their interests in the solicitation. Information concerning WellPoint’s participants is set forth in the proxy statement, dated March 31, 2003, for Wellpoint’s 2003 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of Anthem’s and WellPoint’s participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.